UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File No.: 001-37408

DHX MEDIA LTD.

(Translation of the registrant’s name into English)

1478 Queen Street

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K/A amends the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 23, 2017 and is being furnished to amend the portions of the attached Exhibit 99.2 which were the subject of a confidential treatment request submitted to the Securities and Exchange Commission. The Company sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, and 17 C.F.R. Section 200.80(b)(4), for portions of Exhibit 99.2 and, following communications with the Staff of the Commission’s Division of Corporate Finance (the “Staff”), is re-filing Exhibit 99.2 to address such communications with the Staff in response to the Company’s request for confidential treatment. Concurrently with the filing of this Form 6-K/A we are filing an amended confidential treatment request with the Securities and Exchange Commission.

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K/A.

DOCUMENTS FURNISHED

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: July 24, 2017	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit	Description
99.1*	Material Change Report, dated May 19, 2017
99.2**	Membership Interest Purchase Agreement, dated May 9, 2017, by and among DHX SSP Holdings LLC, DHX Media Ltd., NY Holdings LLC, IBG Borrower LLC, and Iconix Brand Group, Inc.

*       Previously furnished.

**     Furnished herewith.